CALVERT RESEARCH AND MANAGEMENT

Two International Place

Boston, MA 02110

April 2, 2019

BY EDGAR

Filing Desk

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jill Ehrlich, Esq.

Re:	Request for Withdrawal of Exemptive Application

Ladies and Gentlemen:

On December 21, 2018, Calvert Fund, Calvert Impact Fund, Inc., Calvert Management Series, Calvert Responsible Index Series, Inc., Calvert Social Investment Fund, Calvert Variable Series, Inc. and Calvert World Values Fund, Inc. (collectively, the “Registrants”) filed an application for an order of the Securities and Exchange Commission (i) pursuant to Sections 6(c) and 17(b) of the 1940 Act, granting an exemption from the provisions of Section 17(a)(1) and Section 17(a)(2) of the 1940 Act; and (ii) pursuant to Rule 17d-l(a) under the 1940 Act permitting certain transactions in accordance with Section 17(d) and Rule 17d-l(b) thereunder, to the extent necessary to permit each Fund to invest a portion of its net assets in notes issued by Calvert Impact Capital, Inc. (Accession No. 0000940394-18-001908) (the “Application”).

The Registrants request that the Application be withdrawn as it inadvertently omitted Calvert Research and Management as an applicant. The Registrants filed an amended exemptive application that included Calvert Research and Management as an applicant on December 27, 2018.

Please direct any questions or comments on the enclosed to the attention of Sarah Clinton of Ropes & Gray LLP at (617) 951-7375 or sarah.clinton@ropesgray.com.

Very truly yours,

/s/ Katy Burke

Katy Burke